Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

August 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:    Pershing Square SPARC Holdings, Ltd./DE

Amended Registration Statements on Form S-1

Filed July 18, 2023, July 28, 2023 and August 21, 2023

File No. 333-261376

Ladies and Gentlemen:

On behalf of Pershing Square SPARC Holdings, Ltd., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by two letters dated August 3, 2023 and August 24, 2023 with respect to the Company’s Amended Registration Statements on Form S-1 (“Amendment No. 10,” “Amendment No. 11” and “Amendment No. 12,” and the registration statement, as amended from time to time, the “Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 13 to the Registration Statement, filed on August 30, 2023 (“Amendment No. 13”). Amendment No. 13 includes revisions by the Company to address the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letters. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 13.

Securities and Exchange Commission

August 30, 2023

Amendment No. 10 and Amendment No. 11 to Registration Statement on Form S-1 filed July 18, 2023 and July 28, 2023, respectively

State Securities Laws, page 196

1.

We note disclosure that you intend to distribute SPARs to institutional investors or institutional buyers in Prohibited States “if at all,” no later than 30 days after the registration statement is effective. Please clarify whether these distributions are subject to any uncertainty. Please also disclose how investors will know whether they are in a Prohibited State, when they need to provide you with documentation that they qualify as an institutional investor or institutional buyer, and how they will know what documentation will be satisfactory.

Response: We respectfully advise the Staff that we have revised the disclosure on pages ii, 2, 5, 13, 106 and 198 to reflect the Staff’s comments.

Amendment No. 12 to Registration Statement on Form S-1 filed August 21, 2023

Exhibits

1.	Please obtain and file an updated consent from your independent auditors.

Response: We respectfully advise the Staff that we have included an updated consent from our independent auditors.

2.

We note that in rendering the legal opinion you have assumed that “the Company will have sufficient authorized and unissued shares of common stock at the time of issuance of Shares pursuant to the Definitive Agreement.” Since you are registering the common stock underlying the SPARs on this registration statement, this is an inappropriate assumption that goes to the underlying opinion. See Staff Legal Bulletin No. 19 Section II.B.3.a. Please remove this assumption. In addition, please remove the assumption that “the Definitive Agreement and the SPAR Rights Agreement will constitute a valid and binding obligation of all parties thereto, enforceable against each such party in accordance with its terms.” This assumption assumes away the underlying issue.

Response: We respectfully advise the Staff that we have revised the legal opinion filed as Exhibit 5.1 to reflect the Staff’s comments.

3.

Please file a revised legal opinion that is not qualified as to jurisdiction. While counsel may write a legality opinion under Delaware law, it should not indicate in the opinion that it is not licensed to practice in the state of Delaware. For guidance, please refer to Section II.B.3.b of Staff Legal Bulletin No. 19.

Response: We respectfully advise the Staff that we have revised the legal opinion filed as Exhibit 5.1 to reflect the Staff’s comment.

Securities and Exchange Commission

August 30, 2023

4.

We note the reference in the legal opinion to “payment in full of the consideration payable therefor” relating to the SPARs. Such SPARs are to be issued in a distribution to shareholders of PSTH for no consideration. Please remove or advise.

Response: We respectfully advise the Staff that we have revised the legal opinion filed as Exhibit 5.1 to reflect the Staff’s comment.

5.

Please include revised disclosure in your prospectus to describe the terms of the two tranches in which the Additional Forward Purchasers may purchase shares up to the Maximum Additional Forward Purchase amount, as contemplated by Section 1(a) of the Additional Forward Purchase Agreement filed as Exhibit 10.6 to the registration statement. In this regard, we note statements on pages 7, 101, F-15 and F-31 of the prospectus indicating that the Additional Forward Purchaser will commit to the size of its purchase at the time you enter into a Definitive Agreement. In addition, to the extent the second tranche of the Additional Forward Purchase may be used to prevent the reduction to the Proration Fraction relating to the Sponsor Warrants, please provide clear disclosure in the prospectus.

Response: We respectfully advise the Staff that we have revised the disclosure throughout to describe the two tranches; that the second tranche can be committed to after the end of the SPAR Holder Election Period; and that the exercise of the second tranche may be used to prevent the reduction of the Proration Fraction.

Securities and Exchange Commission

August 30, 2023

We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact Stephen Fraidin at (212) 504-6600 or Gregory P. Patti, Jr. at (212) 504-6780 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Stephen Fraidin /s/ Gregory P. Patti, Jr.

Stephen Fraidin Gregory P. Patti, Jr.

Via-E-mail:

cc:

William A. Ackman, Chairman, Chief Executive Officer, and Director of Pershing Square SPARC Holdings, Ltd./DE

Michael Gonnella, Chief Financial Officer of Pershing Square SPARC Holdings, Ltd./DE

Steve Milankov, General Counsel and Corporate Secretary of Pershing Square SPARC Holdings, Ltd./DE